Exhibit 1.01

ENTELLUS MEDICAL, INC.

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2016

Introduction

The following report is the Conflict Minerals Report for Entellus Medical, Inc. (“Entellus” or the “Company”) for the year ended December 31, 2016. This report is being filed as an exhibit to Entellus’s specialized report on Form SD (“Form SD”) and is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), which was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals originating in the Democratic Republic of the Congo or an “adjoining country” (within the meaning of Item 1.01(d)(1) of Form SD) (the “DRC Region”), as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Conflict Minerals Rule imposes certain reporting and other obligations on SEC registrants who manufacture or contract to manufacture products that contain certain “conflict minerals,” which, for purposes of the rule and this report, mean columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten, and which conflict minerals are necessary for the functionality or production of the products.

This report is not audited and is not subject to an independent private sector audit.

Company Overview

Entellus Medical is a medical technology company focused on delivering superior patient and physician experiences through products designed for the minimally invasive treatment of patients. Entellus products are used for the treatment of adult and pediatric patients with chronic and recurrent sinusitis, as well as adult patients with persistent Eustachian tube dysfunction.

Unless the context requires otherwise, in this report, the terms “Entellus,” the “Company,” “we,” “us,” “our” and similar references refer to Entellus Medical, Inc. and its consolidated wholly-owned subsidiary.

Product Description

Entellus has a broad product line of minimally invasive technologies for diagnosing and treating sinusitis patients after failed medical management as well as adult patients with persistent Eustachian tube dysfunction. Entellus’s products are intended to further transition the treatment from the operating room to the physician office setting. Entellus’s XprESS ENT Dilation family of devices and related tools have been specifically designed to enable easy access to the sinus cavities and Eustachian tubes under endoscopic visualization, and provide confirmation of sinus and Eustachian tube location and device placement using multiple methods. Entellus’s array of other products are aimed at assisting in the evaluation and diagnosis of sinusitis and tools to facilitate the treatment of sinusitis and related conditions, and include its Light Fibers, MiniFESS tools and surgical instruments, and FocESS Imaging & Navigation tools, including FocESS Sinuscopes and its Cyclone Sinonasal Suction and Irrigation System, Entellus Medical Shaver System and FocESS Wireless High Definition (HD) Camera System. In addition, Entellus sells the Fiagon Image Guidance System which is suited for allowing treatment of more complex cases in the physician’s office, and XeroGel nasal packing material, which aids in the post-operative healing process. In April 2017, Entellus received 510(k) clearance from the Food and Drug Administration and CE Mark for use of the XprESS ENT Dilation System in patients with persistent Eustachian tube dysfunction.

Certain of Entellus’s products contain conflict minerals necessary for the functionality or production of such products.

Product Identification

Entellus’s internal management team has identified which of Entellus’s products may be implicated by the Conflict Minerals Rule. To obtain this information, Entellus has reviewed its centralized product database, reviewed product specifications, bills of material and other information and has made inquiries of appropriate Entellus personnel and suppliers.

Supplier Identification, Communication and Engagement

Because Entellus’s direct suppliers are, like Entellus, often removed from suppliers who are sourcing the conflict minerals from smelters and refiners, Entellus must rely upon responses from its suppliers for information about the source of conflict minerals contained in Entellus’s products. Entellus has certain suppliers who are also suppliers to other public company medical device companies and thus are familiar with the Conflict Minerals Rule requirements and obligations of SEC registrants, like Entellus. Entellus also has long-term relationships with several of its suppliers, which Entellus believes has been and will continue to be helpful in connection with Entellus’s Conflict Minerals Rule compliance efforts.

As of the date of this report, Entellus has not received information from all of its direct suppliers regarding the source of conflict minerals contained in Entellus’s products. Entellus intends to follow up further with suppliers for which Entellus has not received a response or for which Entellus has received an inadequate response. Entellus intends to continue its due diligence efforts with its suppliers to determine the facilities used to process the necessary conflict minerals in Entellus’s products and the country of origin of such conflict minerals.

“DRC Conflict Undeterminable” Conclusion

Entellus has concluded that the products described above that contain conflict minerals necessary for the functionality or production of such products are “DRC conflict undeterminable.” Entellus has been unable to determine the origin of all of the conflict minerals necessary for the functionality or production of all of such products.

As of the date of this report, Entellus does not know the facilities used to process the conflict minerals in its products nor the country of origin of such conflict minerals. As a company in the medical device industry, Entellus is several levels removed from the actual mining of conflict minerals. Entellus does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the DRC Region. Due to the breadth and complexity of Entellus’s products and their respective supply chains, Entellus believes it will take additional time for its suppliers to verify the origin of the necessary conflict minerals in Entellus’s products. Entellus intends to continue its due diligence on the source and custody of the conflict minerals necessary for the functionality or production of its products.

Due Diligence Framework and Process

Entellus’s due diligence process and efforts on the source and chain of custody of the conflict minerals in its products includes:

•	identification of which Entellus products may be implicated by the Conflict Minerals Rule;

•	communication to, and engagement of, Entellus’s suppliers;

•	analysis of information received from Entellus’s suppliers; and

•	establishment and implementation of documentation and retention systems.

Entellus has identified an internal management team to coordinate Entellus’s compliance with the Conflict Minerals Rule and reasonable country of origin inquiry. The internal management team has been educated on the Conflict Minerals Rule and the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and tin, tantalum and tungsten (OECD Guidance). In addition, outside advisors have been consulted to provide Entellus assistance in determining which of its products fall within the Conflict Minerals Rule’s scope, supplier outreach, reviewing supplier responses and preparing the Form SD and this report.

Entellus has filed this Conflict Minerals Report as an exhibit to its Form SD and has made this report publicly available on Entellus’s corporate website.

Steps to Mitigate Risk that Conflict Minerals in Entellus Products Finance or Benefit Armed Groups in the DRC Region

Entellus has taken or intends to take the following steps to improve the information gathered in connection with its due diligence efforts and to mitigate the risk that the conflict minerals in Entellus’s products finance or benefit armed groups in the DRC Region:

•	Implement due diligence efforts with its direct suppliers to determine the facilities used to process the conflict minerals necessary for the functionality or production of its products and the country of origin of such conflict minerals, including following up with suppliers that are nonresponsive. Entellus intends to continue to work with suppliers in an effort to obtain complete and accurate information.

•	Enhance Entellus’s supplier communication, training and escalation process to improve its due diligence data accuracy and completion.

•	Develop additional policies and processes toward preventing the use of conflict minerals necessary for the functionality or production of Entellus’s products that finance or benefit armed groups in the DRC Region, including consideration of whether to adopt a conflict minerals sourcing policy, whether to implement contractual provisions requiring that raw materials and components in Entellus’s products are “conflict free,” and whether to transition to only “conflict-free” suppliers.

•	Improve Entellus’s risk management strategy to include procedures for additional outreach to suppliers, the suspension or termination of suppliers that do not comply with Entellus’s sourcing policies, and the establishment of alternatives sources for raw materials and components that contain conflict minerals, if necessary.

•	Leverage Entellus’s participation in industry specific organizations to assist Entellus in connection with its reasonable country of origin inquiry and encourage and influence Entellus’s direct suppliers, other participants in its supply chain, and smelters and refiners to establish policies and a due diligence framework and management systems consistent with the OECD Guidance.

•	Continue to communicate and report publicly on Entellus’s supply chain due diligence process.

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